UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934.

For the Month of April, 2018

Commission File Number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact name of registrant as specified in its charter)

Unit 703, 7/F., 1063 King’s Road, Quarry Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CHINA ENTERPRISES LIMITED

SIGNATURE

PRESS RELEASE OF UNAUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2018

CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name:	Yap, Allan
Title:	Chairman

CHINA ENTERPRISES LIMITED

PRESS RELEASE

HONG KONG, CHINA, April 27, 2018 - The Board of Directors of the Company announced the following financial information for the year ended December 31, 2017: -

UNAUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2017

Financial Highlights

	Year ended December 31, 2017	Year ended December 31, 2016
Revenue	Nil	Nil
Operating loss	Rmb(2.2M)	Rmb(2.7M)
Profit before income tax	Rmb6.5M	Rmb0.6M
Net income	Rmb6.5M	Rmb0.6M
Earnings per common share	Rmb0.73	Rmb0.07

The Company does not have an operating subsidiary up to the date of this press release, and the Company is actively seeking new opportunities with respect to its business.

The Rmb2.2 million loss from operating activities represented the general and administrative expenses incurred for the year ended December 31, 2017. General and administrative expenses were comprised of expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2016 were Rmb2.7 million.

Apart from the general and administrative expenses of Rmb2.2 million, components of net income of Rmb6.5 million for the year ended December 31, 2017 were interest income of Rmb5.4 million, dividend income of Rmb0.1million and gain on dissolution of subsidiaries of Rmb6.5 million, partial offset by net realized loss on investments of Rmb0.2 million, unrealized loss on trading securities of Rmb2.3 million and interest expense of Rmb0.8 million.

The Company presently anticipates that it will hold its forthcoming Annual General Meeting in Hong Kong as soon as practicable in 2018.

***End***

For more information, please contact:

Hong Kong	New York

China Enterprises Limited	Pristine Advisers
Tel: (852) 3151 0300	Tel: (631) 756-2486
Fax: (852) 2542 0298	Fax: (646) 478-9415